Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603

                               November 13, 2012

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 971
       Guggenheim Emerging Markets Dividend Strategy Portfolio, Series 4
                       File Nos. 333-184168 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 971, filed on September 28, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Emerging Markets Dividend Strategy Portfolio, Series 4 (the "Trust"). This letter serves to respond to your comments.

PROSPECTUS

INVESTMENT  SUMMARY  -  PRINCIPAL  INVESTMENT  STRATEGY

     1. THE FIRST SENTENCE INCLUDES THE WORD "DOMICILED." PLEASE SPECIFY WHETHER THIS MEANS HEADQUARTERED OR INCORPORATED. PLEASE MAKE THIS CORRECTION IN EVERY APPEARANCE OF THE WORD "DOMICILED" THROUGHOUT THE PROSPECTUS.

     Response: The word "domiciled" has been revised to "headquartered" throughout the prospectus.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren